Exhibit 99.1

Swedish Government Gives Volvo Trucks the Go-Ahead for Tests with Drunk Drivers

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 15, 2005--Volvo Trucks (NASDAQ:VOLVY)(STO:VOLVA) has received permission to test new technology using tired drivers and drivers under the influence of alcohol. At today's cabinet meeting, the government gave its permission for the trials to go ahead.

The application to the government requested special dispensation from the Swedish Road Traffic Act. In a meticulously monitored test programme, Volvo Trucks will allow tired drivers and drunk drivers to try out new technology designed to enhance traffic safety. All the tests will be conducted off the public roads at Volvo's proving ground in Hallered, just outside Boras.

"The safety regulations will be immensely rigorous during every step of the testing process. We intend to check how the driver is affected by alcohol, medication and fatigue," explains Lennart Pilskog, director of Public Affairs at Volvo Trucks.

"The purpose of the trials is to test new technology for quality assurance of drivers. At the same time, we must also arrive at a suitable interplay between the new technology and the driver."

The trials, which are scheduled to take place during the first half of 2006, will encompass a total of a dozen drivers, in different scenarios of alcohol influence and tiredness.

Volvo Trucks also participated recently in a seminar in Brussels that studied the fitting of alco-locks in vehicles. The meeting was initiated by Swedish Infrastructure Minister Ulrica Messing and the EU delegates had the opportunity to examine how a modern alco-lock for trucks works. In 2005, sales of this system rose sharply. Today, more than 5000 buses and trucks in Sweden are equipped with an alco-lock.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson
telephone +46 31-66 39 08 or +46 708 - 36 39 08